Exhibit 99.1

N   E   W   S       R   E   L   E   A   S   E

Siyata’s Next Generation Push-to-Talk Over Cellular SD7 Device to be Launched Across T-Mobile IoT Data Network

●	T-Mobile is the second-largest wireless carrier in the U.S. with more than 111.7 million customers[1]

●	SD7 now approved on all major U.S. wireless carriers including AT&T Inc., Verizon Communications Inc. and United States Cellular Corporation (UScellular™)

●	Siyata believes that industry-changing Push-to-Talk Over Cellular device offers a far superior solution to competitive Land-Based Radio (LMR) technologies[2]

●	SD7 targets the multi-billion-dollar first responder and enterprise markets

VANCOUVER, BC / ACCESSWIRE / January 9, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, is pleased to announce that T-Mobile US, Inc. (“T-Mobile”), the second largest wireless carrier in the U.S. with more than 111.7 million customers1, will launch Siyata’s rugged SD7 device onto its Internet of Things (IoT) data network. T-Mobile is expected to begin selling the SD7 to its broad enterprise customer base beginning in the Company’s first quarter of 2023. The SD7 was developed to disrupt and replace the multi-billion-dollar Land Mobile Radio (LMR) industry.

“With the addition of T-Mobile, we are significantly expanding our addressable market and entering 2023 in a strong position with all major U.S. wireless carriers now offering SD7 as well as additional partnerships internationally,” said Marc Seelenfreund, Siyata CEO. “This relationship with T-Mobile strengthens our network compatibility and further expands our ability to reach first responders and enterprise personnel with a reliable PoC device that can operate extremely well in tough working environments.”

Seelenfreund continued, “The SD7 is the perfect upgrade from land mobile radio devices, which often have limited coverage, restricted functionality and high startup costs. The SD7 solves those problems, delivering a far superior solution to the multi-billion LMR industry.”

The SD7 brings communications into the 21st century and provides the Company’s first responder and enterprise clients a simple, easy-to-use rugged, Android-based, Push-To-Talk device with excellent sound quality that operates over the high-bandwidth 4G LTE network, providing consistent connectivity across the US. Its IP68 rating, resistance to water and dust, drop protection and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

[1]	TMUS 09/30/2022 EX 99.2 (q4cdn.com)

[2]	https://www.rrmediagroup.com/Features/FeaturesDetails/FID/930

END